February 14, 2020

VIA EDGAR

Paul Fischer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Zhongchao Inc. (CIK No. 0001785566)
Registration Statement on Form F-1 (File No. 333-234807)
Withdrawal of Acceleration Request

To Whom It May Concern:

Reference is made to our letter, filed as correspondence via EDGAR on February 12, 2020, in which we, as representative of the underwriters of Zhongchao Inc.’s proposed public offering, joined Zhongchao Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Friday February 14, 2020, at 4:00 p.m. Eastern Time. Zhongchao Inc. intends to resubmit its request for acceleration of effectiveness at a later date. We hereby formally withdraw our request for acceleration of the effective date.

[Signature Page Follows]

Very truly yours,

Network 1 Financial Securities, Inc.
Tiger Brokers (NZ) Limited

By: Network 1 Financial Securities, Inc.

By:	/s/ Damon D. Testaverde
Name: Damon D. Testaverde
Title: Managing Director

[Signature page to Underwriters’ Acceleration Request]